Exhibit 99.3

March 2026 Year Ended December 31, 2025 Investors Call NASDAQ: KMDA; TASE: KMDA.TA

2 FORWARD - LOOKING STATEMENT This presentation is not intended to provide investment or medical advice . This presentation contains forward - looking statements, which express the current beliefs and expectations of Kamada’s management . Such statements include 2026 financial guidance ; roadmap for continued double - digit profitable growth strategy ; expected minimum revenues from KEDRAB® for 2026 and 2027 , GLASSIA® related sales growth prospects and estimated range of royalty income in the future years, expected increase in CYTOGAM® growth to be supported by new clinical data demonstrating product’s properties to physicians’, expected launch of additional biosimilar products in the Israeli market and expected sales range driven by the biosimilar portfolio in the next four to five years, expansion of the distribution segment to the MENA, aiming to secure new business development and M&A opportunities to support continued growth, and advancement and future expected revenues driven by our plasma collection operation . These statements involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the projected results, performances or achievements expressed or implied by such forward - looking statements . Important factors that could cause or contribute to such differences include, but are not limited to, risks relating to Kamada's ability to successfully develop and commercialize its products and product candidates, progress and results of any clinical trials, introduction of competing products, continued market acceptance of Kamada’s commercial products portfolio, impact of geo - political environment in the middle east, impact of any changes in regulation and legislation that could affect the pharmaceutical industry, difficulty in predicting, obtaining or maintaining U . S . Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, restrains related to third parties’ IP rights and changes in the health policies and structures of various countries, success of M&A strategies, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed under the heading “Risk Factors” of Kamada’s 2025 Annual Report on Form 20 - F (filed on March 11 , 2026 ), as well as in Kamada’s recent Forms 6 - K filed with the U . S . Securities and Exchange Commission . This presentation includes certain non - IFRS financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS . The non - IFRS financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies . In accordance with the requirement of the SEC regulations a reconciliation of these non - IFRS financial measures to the comparable IFRS measures is included in an appendix to this presentation . Management uses these non - IFRS financial measures for financial and operational decision - making and as a means to evaluate period - to - period comparisons . Management believes that these non - IFRS financial measures provide meaningful supplemental information regarding Kamada’s performance and liquidity . Forward - looking statements speak only as of the date they are made, and Kamada undertakes no obligation to update any forward - looking statement to reflect the impact of circumstances or events that arise after the date the forward - looking statement was made, except as required by applicable law .

3 2025 CONTINUING THE GROWTH YoY DOUBLE DIGIT REVENUE AND PROFITABILITY INCREASE Declared cash dividend of $0.25 per share (totaling approximately $14.4M) payable on April 6, 2026, pursuant to an adopted dividend policy GROSS PROFIT REVENUE 9% 2024 $70.0 2025 $ 76.4 12% 2024 $161.0 2025 $ 180.5 Adj. EBITDA EPS 23% 2024 $34.1 2025 $ 42.0 40% 2024 $0.25 2025 $0.35

4 ANNUAL DOUBLE - DIGIT GROWTH TRAJECTORY 6 6% 18 14% 24 17% 34 21% 42 23% 50 - 53 ~25% 2021 2022 2023 2024 2025 2026 104 129 142 161 180 200 - 205 2021 2022 2023 2024 2025 2026 ADJUSTED EBITDA US$M 53% CAGR 2026 represents annual guidance 2026 represents annual guidance REVENUES US$M 14 % CAGR 2026 annual guidance is based solely on organic growth

DELIVERING ON OUR COMMITMENTS 5

6 KAMADA ’ S ROADMAP FOR CONTINUED ANNUAL DOUBLE - DIGIT PROFITABLE GROWTH Specialty Plasma Therapies Portfolio of 6 FDA - approved products marketed in over 30 territories In - licensing Partnerships Commercialization & Distribution of third parties’ biopharmaceutical products in Israel & MENA Plasma Sales Each of the Houston and San - Antonio centers expected to contribute annual revenues of $ 8 M - $ 10 M at peak capacity New M&A Opportunities Support growth through commercial stage M&A transactions

$ 180 M Total estimated U.S HRIG market size Only anti - Rabies IgG product with FDA approved label confirming safety and effectiveness in children KEDRAB /KAMRAB $ 54 M 2025 U.S. Revenues; $ 90 M Minimum sales expected in 2026 - 2027 Only 2 FDA approved products Leading HRIG in Canada, Australia, Israel, Latin America and additional territories A GLOBAL LEADER IN ANTI - RABIES IMMUNE GLOBULIN (HRIG) For Important Safety Information, visit https://kedrab.com/ 7

8 Licensed to Takeda in the USA, Canada, Australia and New Zealand Commencing in 2022 , Takeda is paying Kamada royalties, at a rate of 6 % through 2040 ; Projected royalties in the range of $ 10 M to $ 20 M per year Outside the Takeda territories, GLASSIA is marketed by Kamada through a network of partners and distributors . Key countries include Argentina, Switzerland, Russia, Israel, and other international markets . Sales in these territories is expected to continue growing, as result of better disease awareness and patients’ diagnosis . GLASSIA $ 16 M 2025 Royality form Takeda LIQUID AAT FOR THE TREATMENT OF AAT DEFICIENCY (AATD) $ 19 M 2025 Glassia sales incl. sales milestone; Up 27 % over 2024

9 CYTOGAM $ 17 M 2025 Revenues CMV IMMUNE GLOBULIN Growth To be supported by new clinical data demonstrating product ’ s unique properties to HCPs CYTOGAM is the only plasma - derived IgG approved in the U.S. and Canada for prophylaxis of CMV disease after Solid Organ Transplantation. CMV is the leading cause for organ rejection post - transplant. Launched, in collaboration with multiple KOLs, a post - marketing research program aimed at generating key data in support of the benefits of CYTOGAM in the management of CMV in solid organ transplantation. Initiated the investigator - initiated SHIELD study, conducted by leading experts and KOLs in CMV and organ transplantation, investigating the benefits of CYTOGAM in reducing the risk of late CMV in kidney transplant recipients.

10 DISTRIBUTION SEGMENT GROWTH More than 25 products exclusively licensed from leading international pharmaceutical companies, marketed in the Israeli market EXCLUSIVE DISTRIBUTOR IN ISRAEL FOR LEADING BIOPHARMACEUTICAL COMPANIES EXPANDING THE DISTRIBUTION SEGMENT MODEL TO THE MENA REGION Key areas : plasma - derived, respiratory, rare diseases, infectious diseases, biosimilar portfolio of several product candidates, mainly from Alvotech Two biosimilars launched in 2024 - 2025 and two additional expected to be launched in Israel in the coming months Additional biosimilar products are expected to be launched in Israel over the coming years, at a rate of 1 - 3 products per year Biosimilar portfolio expected to generate annual sales of $ 15 - 20 M within the next four to five years

11 KAMADA PLASMA EXPANDING VERTICAL INTEGRATION & REVENUE GROWTH Collecting hyper - immune plasma for our specialty IgG products and normal source plasma (NSP) to support revenue growth Operating three plasma collection centers in Texas; Houston, San Antonio and Beaumont Houston and Beaumont FDA approved; San Antonio expected approval during the first half of 2026 At full collection capacity, each of the Houston and San Antonio centers is expected to generate annual revenues of $ 8 M to $ 10 M from sales of NSP

12 M&A TRANSACTIONS AIMING TO SECURE NEW BUSINESS DEVELOPMENT AND M&A TRANSACTIONS LEVERAGING OVERALL FINANCIAL STRENGTH AND COMMERCIAL INFRASTRUCTURE Screening strategic business development opportunities to identify potential acquisition or in - licensing to accelerate long - term growth Focusing on products synergistic to our existing commercial and/or production activities as well as marketing infrastructure Strong financial position, commercial infrastructure and proven successful M&A capabilities

13 Adjusted EBITDA is defined as net income, plus ( i ) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (iv) non - cash share - based compensation expenses RECORD 2025 FINANCIAL RESULTS DETAILS Q 4 / 24 Q4/25 2024 2025 US $ M Increase driven by VARIZIG® & KEDRAB® US sales and GLASSIA® & KAMRAB® Ex - US sales 31.4 38.2 141.4 156.2 PROPRIETARY Increase driven by biosimilar and other products in our portfolio 7.6 6.4 19.5 24.3 DISTRIBUTION 2025 - 12% YoY increase 39.0 44.7 161.0 180.5 TOTAL REVENUES 17.0 17.0 70.0 76.4 GROSS PROFIT 44% 38% 43% 42 % GROSS MARGIN (12.0) (13.4) (49.9) (50.2) OPEX 2025 - 40% YoY increase 3.8 3.6 14.5 20.2 NET PROFIT 2025 - 23% YoY increase; 23% of revenues 8.8 7.8 34.1 42.0 Adjusted EBITDA Generated $25.5M of cash from operating activities during 2025 78.4 75.5 CASH Including acquisition related intangible assets ($ 122 M @ Dec 25 ) 372.3 378.7 TOTAL ASSETS 11.1 11.6 LEASE LIABILITIES Acquisition related contingent consideration 63.6 60.4 CONTINGENT LIABILITIES 259.5 269.1 EQUITY Available cash net of contingent and lease liabilities 3.7 3.5 NET DEBT

KEDRAB® CYTOGAM® HEPGAM B® VARIZIG® WINRHO® GLASSIA® KAMADA - A GLOBAL BIOPHARMACEUTICAL COMPANY 6 FDA - Approved Products 14 % CAGR (from 2021 ) $ 200 - 205 M 1 2026 Revenues Guidance $ 50 - 53 M 1 2026 Adj. EBIDTA Guidance 4 Growth Drivers A LEADER IN SPECIALTY PLASMA THERAPIES, WITH A PORTFOLIO OF MARKETED PRODUCTS INDICATED FOR RARE AND SERIOUS CONDITIONS $ 7 đ . đ M Audited Cash (Dec 31 , 2025 ) 14 1. Mid points annual 2026 guidance represents 13 % and 23 % increase in revenues and adj. EBITDA, respectively New M&A Opportunities Plasma Sales In - licensing Partnerships Specialty Plasma Therapies

THANK YOU www.kamada.com NASDAQ: KMDA; TASE: KMDA.TA

16 NON - IFRS MEASURES – ADJUSTED EBITDA Adjusted EBITDA is defined as net income, plus ( i ) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and ( iv ) non - cash share - based compensation expenses Q4/24 Q4/25 2024 2025 US $ M 3.8 3.6 14.5 20.2 NET PROFIT (1.3) 1.2 (1.1) 3.3 TAXES ON INCOME 2.8 (1.4) 8.1 2.7 REVALUATION OF ACQUISITION RELATED CONTINGENT CONSIDERATION (0.1) 0.2 (1.4) 0.1 OTHER FINANCIAL EXPENSE, NET 1.8 1.8 7.1 7.1 AMORTIZATION OF ACQUISITION RELATED INTANGIBLE ASSETS 1.7 2.0 6.2 7.9 OTHER DEPRECIATION AND AMORTIZATION EXPENSES 0.2 0.5 0.9 0.8 NON - CASH SHARE - BASED COMPENSATION EXPENSES 8.8 7.8 34.1 42.0 ADJUSTED EBITDA

17 6 FDA - APPROVED SPECIALTY PLASMA PRODUCTS KEY FOCUS ON TRANSPLANTS & RARE CONDITIONS For Important Safety Information, visit www.Kamada.com CYTOGAM® [Cytomegalovirus Immune Globulin (Human)] Prophylaxis of CMV disease associated with transplants GLASSIA® [Alpha 1 - Proteinase Inhibitor (Human)] Augmentation therapy for Alpha - 1 Antitrypsin Deficiency (AATD) KEDRAB® [Rabies Immune Globulin (Human)] Post exposure prophylaxis of rabies infection HEPGAM B® [Hepatitis B Immune Globulin (Human)] Prevention of HBV recurrence following liver transplants VARIZIG® [Varicella Zoster Immune Globulin (Human)] Post - exposure prophylaxis of varicella in high - risk patients WINRHO® [Rho(D) Immune Globulin (Human)] Treatment of ITP & suppression of Rh isoimmunization (HDN)